February 28, 2011

VIA EDGAR AND OVERNIGHT MAIL
Securities and Exchange Commission
Staff Attorney | Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attn: Philip Rothenberg, Esq., Staff Attorney

Re:	MAM Software Group, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2010 Filed September 16, 2010
File No. 000-27083

Dear Mr. Rothenberg:

This firm represents MAM Software Group, Inc. (“our client”).  Further to our telephone call on Friday, February 25, 2011, this is formally to request an extension on the reply in respect of the Commission’s letter dated February 10, 2011 (the “Comment Letter”).  Our client respectfully requests that it be given until March 7, 2011 to respond in full to the Commission’s Comment Letter.  Our client is unable to meet the original due to, among other things, travel schedules in the United States associated with our client’s annual meeting.

Thank you for your time and consideration.

Very truly yours,

/s/ David E. Danovitch, Esq.

David E. Danovitch, Esq.

cc:	Ms. Laura Veator, Staff Accountant